Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Chuy’s Opco, Inc.	Delaware
Chuy’s Services, LLC	Delaware
Chuy’s Holdco, LLC	Texas
Chuy’s Bevco, LLC	Texas